SOLERA HOLDINGS, LLC
6111 Bollinger Canyon Road, Suite 200
San Ramon, CA 94583

May 8, 2007

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:  Jay Ingram

Re:            Solera Holdings, LLC
                                Registration Statement on Form S-1
                                File Number 333-140626

Ladies and Gentlemen:

Solera Holdings, LLC (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1, SEC File No. 333-140626, as amended, to 3:00 p.m., Eastern time, on Thursday, May 10, 2007, or as soon thereafter as practicable.  In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act and the Securities Exchange Act of 1934, as amended, as they related to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, the Company acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

Please contact Gregory C. Vogelsperger of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-3343, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

SOLERA HOLDINGS, LLC

By:	/s/ Jack Pearlstein
Name:	Jack Pearlstein
Title:	Chief Financial Offer and Secretary

cc:  Gregory C. Vogelsperger